UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 27)1

Biglari Holdings Inc.
(Name of Issuer)

Common Stock, $.50 Stated Value
(Title of Class of Securities)

857873103
(CUSIP Number)

Sardar Biglari
Biglari Capital Corp.
17802 IH 10 West, Suite 400
San Antonio, Texas  78257
(210) 344-3400
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 1, 2015
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 857873103

1	NAME OF REPORTING PERSON Sardar Biglari
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF, AF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,014,538
	8	SHARED VOTING POWER 7,475
	9	SOLE DISPOSITIVE POWER 1,014,538
	10	SHARED DISPOSITIVE POWER 7,475
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,022,013
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 49.5%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 857873103

1	NAME OF REPORTING PERSON The Lion Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, AF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 365,726
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 365,726
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 365,726
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.7%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 857873103

1	NAME OF REPORTING PERSON The Lion Fund II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 616,312
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 616,312
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 616,312
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 29.8%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 857873103

1	NAME OF REPORTING PERSON Biglari Capital Corp.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 982,038
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 982,038
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 982,038
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 47.5%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 857873103

1	NAME OF REPORTING PERSON The Steak n Shake 401(k) Savings Plan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,008
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,008
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,008
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON EP

CUSIP NO. 857873103

1	NAME OF REPORTING PERSON The Steak n Shake Non-Qualified Savings Plan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 463
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 463
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 463
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON EP

CUSIP NO. 857873103

1	NAME OF REPORTING PERSON Philip L. Cooley
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 7,475
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 7,475
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,475
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 857873103

The following constitutes Amendment No. 27 (“Amendment No. 27”) to the Schedule 13D filed by the undersigned.  This Amendment No. 27 amends the Schedule 13D as specifically set forth.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The aggregate purchase price of the 31,019 Shares owned directly by Sardar Biglari is approximately $11,411,739.  The Shares owned directly by Sardar Biglari were acquired with his personal funds.

The aggregate purchase price of the 365,726 Shares owned directly by the Lion Fund I is approximately $105,933,740.  Of the Shares owned directly by the Lion Fund I, 21,723 Shares were received in the Lion Fund I’s capacity as a stockholder of WSC pursuant to a special dividend by WSC payable to stockholders of WSC on a pro-rata basis, for no consideration, in accordance with the terms of that certain merger agreement, dated October 22, 2009, by and between WSC and the Issuer (the “Special Dividend”), 758 Shares were contributed to the Lion Fund I by Western Acquisitions, and the remaining Shares were acquired with the working capital of the Lion Fund I.

The aggregate purchase price of the 1,008 Shares held under the 401(k) Plan is approximately $382,272.

The aggregate purchase price of the 463 Shares held under the Non-Qualified Savings Plan is approximately $193,579.

The aggregate purchase price of the 6,661 Shares owned directly by Philip L. Cooley and the 814 Shares owned directly by Philip L. Cooley’s spouse, Sandy Cooley, who shares the same business address as Philip L. Cooley, which he may also be deemed to beneficially own, is approximately $1,525,575.  Of the 7,475 Shares beneficially owned by Philip L. Cooley, 6,151 Shares were acquired with Philip L. Cooley’s personal funds, 814 Shares were acquired with his spouse’s personal funds, 25 Shares were acquired with the working capital of BCC and subsequently gifted to Philip L. Cooley, 330 Shares were received pursuant to the Special Dividend and 155 Shares were awarded to Philip L. Cooley in his capacity as a director of the Issuer pursuant to the Issuer’s 2008 Equity Incentive Plan.

The aggregate purchase price of the 616,312 Shares accepted for payment by the Lion Fund II pursuant to the Offer is $258,851,040.  The Lion Fund II will fund the purchase of such Shares pursuant to the Offer with working capital and cash received from the Issuer through the sale of limited partnership interests in the Lion Fund II.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On July 2, 2015, the Lion Fund II announced the preliminary results of the Offer to purchase for cash up to 575,000 Shares of the Issuer at a purchase price of $420.00 per Share. The Offer expired at 11:59 p.m., New York City Time, on July 1, 2015.

Based on a preliminary count, the total number of Shares tendered in the Offer was 620,679 Shares, including Shares tendered pursuant to the guaranteed delivery procedure described in the Offer documents. These preliminary results indicate the Offer was oversubscribed. Pursuant to the terms of the Offer, the Lion Fund II elected to increase the number of Shares accepted for payment by 41,312 or 2% of the outstanding Shares. The number of Shares that the Lion Fund II will purchase from each tendering shareholder will be prorated so that the Lion Fund II will purchase a total of 616,312 Shares.  The number of Shares expected to be purchased by the Lion Fund II is preliminary and subject to final confirmation.

Item 5.	Interest in Securities of the Issuer.

Item 5(a-c) is hereby amended and restated to read as follows:

(a-c) The aggregate percentage of Shares reported owned by each person named herein is based upon 2,065,608 Shares outstanding, which is the number of Shares outstanding as of June 3, 2015, as reported in the Solicitation/Recommendation Statement on Schedule 14D-9 filed by the Issuer with the Securities and Exchange Commission on June 12, 2015.

CUSIP NO. 857873103

As of the close of business on July 6, 2015 Sardar Biglari owned directly 31,019 Shares, constituting 1.5% of the Shares outstanding.

As of the close of business on July 6, 2015, the Lion Fund I owned directly 365,726 Shares, constituting approximately 17.7% of the Shares outstanding.  By virtue of their relationships with the Lion Fund I discussed in further detail in Item 2, each of BCC and Sardar Biglari may be deemed to beneficially own the Shares owned by the Lion Fund I.

As of the close of business on July 6, 2015, the Lion Fund II owned directly 616,312 Shares, constituting approximately 29.8% of the Shares outstanding.  By virtue of their relationships with the Lion Fund II discussed in further detail in Item 2, each of BCC and Sardar Biglari may be deemed to beneficially own the Shares owned by the Lion Fund II.

As of the close of business on July 6, 2015, 1,008 Shares were held under the 401(k) Plan, constituting less than 1% of the Shares outstanding.  By virtue of his relationship with the 401(k) Plan discussed in further detail in Item 2, Sardar Biglari may be deemed to beneficially own the Shares held under the 401(k) Plan.

As of the close of business on July 6, 2015, 463 Shares were held under the Non-Qualified Savings Plan, constituting less than 1% of the Shares outstanding.  By virtue of his relationship with the Non-Qualified Savings Plan discussed in further detail in Item 2, Sardar Biglari may be deemed to beneficially own the Shares held under the Non-Qualified Savings Plan.

As of the close of business on July 6, 2015, Philip L. Cooley beneficially owned 7,475 Shares, constituting less than 1% of the Shares outstanding, consisting of 814 Shares owned directly by Philip L. Cooley’s spouse that Philip L. Cooley may be deemed to beneficially own and 6,661 Shares Philip L. Cooley owns directly.  Sardar Biglari shares with Philip L. Cooley the power to vote and dispose of the Shares beneficially owned by Philip L. Cooley and therefore Sardar Biglari may also be deemed to beneficially own such Shares.

An aggregate of 1,022,013 Shares, constituting approximately 49.5% of the Shares outstanding, are reported by the Reporting Persons in this statement.

On July 1, 2015, the Lion Fund II accepted for payment 616,312 Shares at a purchase price of $420.00 per Share pursuant to the Offer.

By virtue of his relationships with the other Reporting Persons discussed in further detail in Item 2, Sardar Biglari may be deemed to have the sole power to vote and dispose of the Shares beneficially owned by the Reporting Persons, other than the Shares held under each of the 401(k) Plan and the Non-Qualified Savings Plan and the Shares beneficially owned by Philip L. Cooley.  Sardar Biglari has sole power to direct the voting of the Shares held under each of the 401(k) Plan and the Non-Qualified Savings Plan.  Sardar Biglari shares with Philip L. Cooley the power to vote and dispose of the Shares beneficially owned by Philip L. Cooley.

The filing of this Schedule 13D shall not be deemed an admission that any of the Reporting Persons is, for purposes of Section 13(d) of the Exchange Act, the beneficial owner of any Shares he or it does not directly own.  Each of the Reporting Persons specifically disclaims beneficial ownership of the Shares reported herein that he or it does not directly own.

CUSIP NO. 857873103

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: July 6, 2015	THE LION FUND, L.P.

	By:	Biglari Capital Corp. General Partner

	By:	/s/ Sardar Biglari
Sardar Biglari, Chief Executive Officer

THE LION FUND II, L.P.

By:	Biglari Capital Corp. General Partner

By:	/s/ Sardar Biglari
Sardar Biglari, Chief Executive Officer

BIGLARI CAPITAL CORP.

By:	/s/ Sardar Biglari
Sardar Biglari, Chief Executive Officer

THE STEAK N SHAKE 401(K) SAVINGS PLAN

By:	Steak n Shake Operations, Inc. Plan Sponsor

By:	/s/ Sardar Biglari
Sardar Biglari, Chief Executive Officer

THE STEAK N SHAKE NON-QUALIFIED SAVINGS PLAN

By:	Steak n Shake Operations, Inc. Plan Sponsor

By:	/s/ Sardar Biglari
Sardar Biglari, Chief Executive Officer

/s/ Sardar Biglari
SARDAR BIGLARI Individually and as Attorney-In-Fact for Philip L. Cooley